Exhibit 12
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                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Dollars in Thousands)



                                        1996             1995             1994
Net Income. . . . . . . . . . . . .   $ 96,274         $110,873         $104,526
Taxes on Income . . . . . . . . . .     36,258           51,787           55,349
     Net Income Plus Taxes. . . . .    132,532          162,660          159,875

Fixed Charges:
  Interest on Long-Term Debt. . . .     46,304           47,073           47,827
  Interest on Other Indebtedness. .     11,758            5,190            5,183
  Interest on Corporate-owned
    Life Insurance Borrowings . . .     27,636           25,357           20,990
  Interest Applicable to Rentals. .     25,539           25,375           25,096
      Total Fixed Charges . . . . .    111,237          102,995           99,096

Earnings (1). . . . . . . . . . . .   $243,769         $265,655         $258,971

Ratio of Earnings to Fixed Charges.       2.19             2.58             2.61



                                                                        1992
                                                  Pro Forma    April 1   |  January 1
                                        1993      1992 (2)    to Dec. 31 | to March 31
                                                             (Successor) |(Predecessor)
Net Income. . . . . . . . . . . . .   $108,103    $ 77,981     $ 71,941  |   $  6,040
Taxes on Income . . . . . . . . . .     46,896      20,378       23,551  |     (3,173)
     Net Income Plus Taxes. . . . .    154,999      98,359       95,492  |      2,867
                                                                         |
Fixed Charges:                                                           |
  Interest on Long-Term Debt. . . .     53,908      57,862       42,889  |     14,973
  Interest on Other Indebtedness. .      6,075      15,121       11,777  |      3,344
  Interest on Corporate-owned                                            |
    Life Insurance Borrowings . . .     11,865       7,155        5,294  |      1,861
  Interest Applicable to Rentals. .     24,967      30,212       22,133  |      8,079
      Total Fixed Charges . . . . .     96,815     110,350       82,093  |     28,257
                                                                         |
Earnings (1). . . . . . . . . . . .   $251,814    $208,709     $177,585  |   $ 31,124
                                                                         |
Ratio of Earnings to Fixed Charges.       2.60        1.89         2.16  |       1.10




(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on  indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.

(2)  The pro forma information for the year ended December 31, 1992 was derived by combining the historical information of the three month period ended March 31, 1992 (Predecessor) and the nine month period  ended December 31, 1992 (Successor).  No purchase accounting adjustments were made for  periods  prior to  the Merger in determining pro forma amounts because such adjustments would be immaterial.  (See Note 1 of Notes to Financial Statements)
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